UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________

FORM 12b-25

Commission File Number 1-33472

NOTIFICATION OF LATE FILING

(Check One):	☑	Form 10-K	❒	Form 20-F	❒	Form 11-K	❒	Form 10-Q
	❒	Form 10-D	❒	Form N-SAR	❒	Form N-CSR

For Period Ended:  December 31, 2008

❒	Transition Report on Form 10-K	❒	Transition Report on Form 10-Q
❒	Transition Report on Form 20-F	❒	Transition Report on Form N-SAR
❒	Transition Report on Form 11-K

For the Transition Period Ended:  ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:  TechTarget, Inc.
Former name if applicable:  [Not applicable.]
Address of principal executive office (Street and number):  117 Kendrick Street, Suite 800
City, state and zip code:  Needham, MA  02494

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20 F, Form 11 K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Form 10-K for 2008 could not be filed within the prescribed time period because, in  February 2009 as part of its year-end audit process, the Company concluded that its methodology for determining the timing of recognizing revenues for one of its online offerings (webcasts) was improper. The Company initiated a process for reviewing the period over which it has historically recognized revenue from its webcast offerings. As disclosed in its February 12, 2009 Press Release, the Company had been recognizing the majority of the revenue in the month in which the webcast occurred. The Company has concluded that the webcast revenues should have been recognized ratably over the period in which the webcasts were available on the websites of the Company and its partners, and is changing its revenue recognition policy accordingly.
In addition, as part of the process, the Company has retained a third party to assist the Company in reviewing  the timing of recognizing revenues for additional online offerings covering all periods to be reported in the 2008 Form 10 - K. The Company is working to determine whether it is necessary to restate its financial statements for any prior period as a result of changes to its revenue recognition policies with respect to webcasts, as well as certain other online offerings.
Due to the reasons described above, the Registrant could not have timely filed the Form 10-K without unreasonable effort or expense, and the Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Eric Sockol at (781) 657-1000.

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑	Yes	❒	No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑	Yes	❒	No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently estimates that 2008 Revenues will be in the range between $101.5M and $104.5M compared to a Revenue range of $92.7M and $95.7M for 2007. We estimate that 2008 Net Income will  be in the range of $300,000 and $1.7M compared to 2007 Net Income between $7.2M and $8.6M. At the time of this filing, final audited amounts cannot be determined due to additional analysis being performed by the Company and its independent auditors as described in the “Narrative” in Part III above.

TechTarget, Inc.

_______________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2009	By: _/s/_ERIC D. SOCKOL________________________
Name: Eric D. Sockol
Title: Chief Financial Officer